

Mail Stop 3030

February 24, 2010

Via mail and facsimile to (403) 277-3117

Diane Glatfelter
Chief Financial Officer
Clean Power Technologies, Inc.
436-35th Avenue, N.W.
Calgary, Alberta
Canada T2K-0C1

      Re: Clean Power Technologies, Inc.
              Form 10-K for the fiscal year ended August 31, 2009
              Filed November 30, 2009
              File No. 000-51716

Dear Ms. Glatfelter:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2009

Financial Statements, page F-1

Note 5. Related Party Transactions, page F-19

1. With respect to your convertible debt agreement with Mr. Mitha, please tell us and disclose in future filings the significant terms of the convertible debt. Please refer to paragraph 470-10-50-5 of FASB ASC. Please also disclose the total amount of interest recognized in each period relating to the contractual rate of the debt, if any.

2. Please tell us how you determined the amount of the beneficial conversion feature on the debt.

3. Please tell us whether the issuance of 850,000 shares of common stock to Mr. Mitha in February of 2009 was pursuant to the original terms of the convertible debt.

4. You disclose on page 30 that if you are unable to pay Mr. Mitha's salary in cash, then you are required to issue restricted common shares to him at $0.50 per share. Please tell us how you are accounting for this term of your employment agreement with Mr. Mitha and why, citing the accounting literature you relied upon.

Note 6. Commitments, page F-19

5. We note that you entered into a collaboration agreement on October 11, 2006. Under the agreement you issued 4 million shares valued at $400,000. We note that Doosan can seek cash reimbursement for its development costs of $400,000 and return 3 million of the common shares. We further note that if you cannot reimburse Doosan, then you may be required to transfer a share of the intellectual property. Please tell us how you are accounting for the agreement, including the reimbursement terms, and why, citing the literature that you considered and relied upon in your accounting.

Note 7. Secured Convertible Note Financings, page F-24

6.   Please tell us and disclose in future filings how you are accounting for the
        discount on the debt. Please disclose the amount of unamortized discount on the
        debt, the remaining period over which you will amortize the discount, and the
        total amount of interest recognized in each period relating to the contractual rate
        and the amortization of the discount.

7.   Please tell us and disclose in future filings the significant terms of the convertible
        debt and warrants, including terms related to the conversion price adjustments and
        the warrants which caused you to classify them as liabilities. Please refer to
        paragraph 470-10-50-5 of FASB ASC.

8.   Please tell us how you considered dilution in your valuation of the warrants and
        why you believe consideration of the effect of dilution is appropriate.

Note 8. Stock Purchase Agreement, page F-27

9.   Please tell us and disclose in future filings, consistent with paragraph 480-10-50-1
        of FASB ASC, the nature and terms of the warrants and the rights and obligations
        embodied in those instruments, including a discussion of the redemption
        provisions. Your disclosure should include information about settlement
        alternatives, if any, in the contract and identify the entity that controls the
        settlement alternatives. Please tell us and provide similar disclosure in future
        filings for your October 2009 agreements discussed in Note 9 of your November
        30, 2009 Form 10-Q.

10.   Further, please tell us how you considered the disclosures required by paragraph
        480-10-50-2 of FASB ASC.

11.   Please refer to the tabular disclosure on page F-29 of your fair value
        measurements using significant unobservable inputs. Please reconcile the
        beginning balance of the compound embedded derivative of $962,733 and the
        warrant derivative of $3,335,137 to your balance sheet on page F-3. Please also
        reconcile the total gain of $1,851,504 to your statement of operations on page F-4.
        Refer to paragraph 820-10-50-2(c) of FASB ASC.

Note 9. Common Stock, page F-29

(b) Stock-based compensation, page F-30

(i) Executive stock options, page F-30

12.   Please tell us why you have classified the executive stock options as liabilities,
        citing the relevant terms of the options and the accounting literature you applied.

Controls and Procedures, page 25

Evaluation of Disclosure Controls and Procedures, page 25

13.   We note your disclosure that your principal executive officer and principal
        financial officer concluded that your disclosure controls and procedures are
        effective "in alerting them on a timely basis to material information relating to
        [y]our Company required to be included in [y]our reports filed or submitted under
        the Exchange Act." Please note that when you include language after the word
        "effective" it must be consistent with the language that appears in the definition of
        "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange
        Act. Please revise your disclosure in future filings to clarify whether your
        principal executive officer and principal financial officer concluded that your
        disclosure controls and procedures were effective to ensure that information
        required to be disclosed in the reports you file or submit under the Exchange Act
        is recorded, processed, summarized and reported within the time periods specified
        in the Commission's rules and forms, and that it is accumulated and
        communicated to management, including your principal executive officer and
        principal financial officer, as appropriate to allow timely decisions regarding
        required disclosure. Otherwise, please remove the language that is currently
        included after the word effective in your disclosure in future filings.

Management's Report on Internal Control Over Financial Reporting, page 25

14.   We note your disclosure that "management concluded that, as of August 31, 2009,
        the Company's internal control over financial reporting was effective to provide
        reasonable assurance regarding the reliability of financial reporting and the
        preparation of financial statements for external purposes in accordance with
        generally accepted accounting principles." Please note that when you include
        language after the word "effective" it must be consistent with the language that
        appears in the entire definition of "internal control over financial reporting" set
        forth in Rule 13a-15(f) of the Exchange Act. Please revise your disclosure in
        future filings, or remove the language that is currently included after the word
        effective in your disclosure in future filings.

Changes in Internal Control Over Financial Reporting, page 25

15. We note your disclosure that there were "no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in [y]our internal controls over financial reporting that occurred during the quarter ended August 31, 2009…" To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes. Please correct the disclosure in future filings, including any amendments, to address all changes or advise us.

Form 10-Q for the Quarterly Period Ended November 30, 2009

Financial Statements, page 2

Note 8. Senior Secured Convertible Note Financing, page F-19

16. Please tell us how you determined the volatility percentage of 200.13% used in the valuation of your compound embedded derivative as of November 30, 2009.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3676 if you have questions regarding comments on the financial statements or other matters.

Sincerely,

Brian Cascio
Accounting Branch Chief